Mail Stop 4-6

April 27, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 2 to Registration Statement on
Form
SB-2
	Filed March 24, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your amended filings and have the following comments.

Post-effective Amendment No. 2 to Registration Statement on Form
SB-2

Experts, p. 18

1. We noted that the other auditor, Saeed Kamran Patel & Co., was not included in the experts section of your registration statement.
Explain why this information was omitted from your filing. Refer to
Item 509 of Regulation S-B.

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial
Statements, pp. 35-43

Prior Comment No. 4

2. Tell us more about how you estimated the amount of the purchase price for CQ Systems based on the terms of the arrangement. Provide us with your calculations of each of the components of the purchase price. Explain how you were able to estimate the contingent consideration beyond a reasonable doubt. Cite the authoritative U.S.
GAAP literature relied upon in recording the contingent consideration as part of the purchase price at the time of closing. Also, describe how you valued the shares issued as part of the purchase price and how you considered the guidance in EITF 99-12. We note that part of the purchase price also included $1.7 million in cash that was paid at closing. Accordingly, explain why your pro forma adjustments do not contemplate a reduction of cash of $1.7 million.

3. Provide us with your allocation of the purchase price of CQ Systems to the specific identifiable tangible and intangible assets acquired and specific liabilities assumed.  As previously
requested,
tell us how you determined the fair value of the assets and liabilities assumed. Provide us with the assumptions used in determining that the fair value of the assets and liabilities are equal to the historical cost. Refer to paragraph 37 of SFAS 141 in your response. Also describe your methodology for determining the value assigned to each major intangible asset class and the related useful lives or amortization periods. Consider providing similar information in the notes to your pro forma financial information in your Form 8-K/A and Form SB-2.  In addition, reconcile your
purchase
price allocation disclosed in the notes to your pro forma
financial
statements to the purchase price allocation as disclosed in Note
15
of the Form 10-QSB/A for the quarter ended December 31, 2004.

4. Refer to your pro forma financial statements as of June 30,
2004
and December 31, 2004. Explain why it is appropriate to assume the acquisition was consummated as of July 1, 2003. Pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal years presented, while pro forma adjustments related to the pro forma statements of financial condition should be computed assuming the transaction was consummated at the end of the most recent period for which the statement of financial condition is presented. Refer to Article 11-02(b)(6) of Regulation S-X.

5. Refer to your pro forma financial statements as of December 31, 2004. Explain why you believe it is appropriate to include financial statements of CQ Systems for the nine months ended December 31, 2004, rather than six-month financial statements, in the pro forma financial statements for the six months ended December 31, 2004.

CQ Systems Limited Financial Statements

Prior Comment No. 6

6. You indicate in your response that CQ Systems did not prepare financial statements on a quarterly basis for a comparable period ending December 31, 2004. However, we note that you have included interim financial statements for CQ Systems for the period ended December 31, 2004 in your Form 8-K/A filed April 1, 2005. Explain why you believe that your current presentation in your Form SB-2 adheres to the guidance in Item 310(c)(3)(i) of Regulation S-B, which states that financial statements shall be furnished for the two most recent fiscal years and any interim periods.

Independent Auditor`s Report

7. We note your inclusion, in the Post-Effective Amendment to the Form SB-2 and in your Form 8-K/A filed on April 1, 2005, of the CMB audit report dated October 29, 2003 that covers the audited financial statements for the period ended March 31, 2003 and 2002. Please note that Item 310(c)(3)(i)(b) of Regulation S-B only requires financial statements of an acquired business to be furnished for the two most recent fiscal years, which you presented with the audit report dated
November 23, 2004. Please consider removing from your filing the audit report dated October 29, 2003 as well as the related 2003 and
2002 financial statements, as this information is not required and may be confusing to investors. We also note your inclusion of the audit report that is based on U.K. GAAP and U.K. GAAS, in addition to the U.S. GAAS and U.S. GAAP opinion which is required. Please consider removing the U.K. GAAP and U.K. GAAS report from your filing as this report does not comply with Commission rules and is not required in the filing.

8. We note the report of CMB Partnership on the financial statements of CQ Systems states that the audits were conducted in accordance with generally accepted auditing standards. Revise to state, if true, that the audits were conducted in accordance with generally accepted auditing standards in the United States. Furthermore, we note the inclusion of the statement that "the scope of our work for the purpose in U.S. GAAP financial statements did not include examining or dealing with events after the date of the audit report on the U.K. GAAP accounts." Please supplementally tell us why this qualification is appropriate and how CMB Partnership believes it is able to issue the audit report that states that a U.S. GAAS audit has been conducted in light of this statement.

CQ Systems Limited

Notes to Financial Statements

Note 1.b. Turnover

9. For contracts with multiple elements, describe the nature of each element. Tell us how you identify each element sold, explain how revenue is allocated to each element, and describe the related accounting policy for each element. Ensure that your response addresses your application of EITF 00-21 to these types of arrangements.

10. Tell us the nature of the other services CQ Systems provides. Explain why the use of contract accounting is appropriate for these contracts. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.



Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 6 - Management`s Discussion and Analysis Plan of Operations

Results of Operations, pp. 19-21

Prior Comment No. 8

11. Your response provides disclosure that should have been provided in your liquidity discussion in greater detail. The expected changes in the "Excess of revenues over billing account" should have been disclosed. The expectations of management`s ability to better project revenues should have been disclosed. Your disclosure should also include the reasons why management is expecting these changes, such as the terms and conditions of "pay per use" pricing strategy.
Explain what factors you considered in excluding this information from your liquidity discussion. In addition, tell us and consider disclosing how you will recognize revenue for "pay per use" arrangements.

Item 8A. Controls and Procedures

12. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the periods covered by the reports in your
2004 Form 10-K/A and 2004 Form 10-Q/As. Tell us why, in light of what you now know regarding the circumstances leading to your restatement, the officers continue to believe that your disclosure controls and procedures were effective as of the end of the June 30,
2004 and each of the quarterly periods ended September 30, 2004 and
December 31, 2004.

Prior Comment No. 11

13. We note your response to our prior comment. In our understanding, however, your statement appears to suggest that your disclosure controls and procedures are effective, but only to the extent that "all material information required to be filed in [your annual report] on Form 10-KSB/A has been made known to [your chief executive officer and chief financial officer]." In other words, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis or whether such information is made known to your officers to allow timely decisions regarding required disclosure. Please revise your Form 10-KSB and subsequent interim filings to disclose whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective.

Prior Comment No. 12

14. We note your response to our prior comment. Please clarify the disclosure to include the date the committee was formed. Further, in light of the fact that your nominating and corporate governance committee is not a change to your internal control over financial reporting, please remove the reference to "[o]ther than as described above" unless a change to your "internal control over financial reporting" has, in fact, been disclosed above.

15. In addition, we note your disclosure in your Forms 10-QSB and 10-
KSB that "there have been no changes...in [your] internal controls...that could significantly affect these controls." Consistent with the requirements of Item 308(c) of Regulation S-B, please revise your Form 10-KSB/A and subsequent interim filings to disclose whether there has been any change in your "internal control over financial reporting" identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the applicable fiscal period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Item 308(c) and Release
No. 33-8328 for additional guidance.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, pp. F-2 to
F-5

Prior Comment No. 13

16. We note your response on why you consider Kabani & Company, Inc.
to be the principal auditor. Explain why the work performed by the other auditor (i.e., the audit of 60% of the June 30, 2004 consolidated total assets as well as 77% and 74% of the consolidated total net revenues for June 30, 2004 and 2003, respectively) is less material in nature than the portion of the consolidated financial statements audited by Kabani & Company. Furthermore, we note that the majority of the business operations and workforces are located in
Pakistan. Indicate which auditor was responsible for auditing the financial information at this location and how you considered this in your determination that Kabani & Company was the principal auditor.
We may have further comment.

Prior Comment No. 14

17. We note your response that the audit report for NetSol (emphasis added) Technologies (PVT) Limited was filed with the Form10-KSB. However, as stated in our prior comment no. 14, provide the audit report of the other auditor for Network (emphasis added) Technologies
(PVT) Limited since the principal auditor`s report indicates that they did not audit the financial statements of Network Technologies
(PVT) Limited. Alternatively, identify where the audit report is included in the Forms 10-KSB and SB-2.

Prior Comment No. 15

18. We note your revisions in response to prior comment no. 15. PCAOB Auditing Standard No. 1 (AS 1) requires auditors to state that the audit was conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." We note that the reports of Saeed Kamran Patel & Co. on the financial statements of Netsol (Pvt.) Ltd., Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. state that the audits were conducted
"in accordance with International Standards on Auditing, which are comparable in all material respects with the standards of the Public
Company Accounting Oversight Board (United States)." As noted in the
July 27, 2004 International Practices Task Force minutes available at http://www.aicpa.org/download/belt/2004_0727_IPTF_HLs.pdf, the staff will not object to references to both home-country GAAS and PCAOB standards in audit reports. However, the audit reports should be revised to state, if true, that the audits were conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing." Alternatively, please revise to only state the audits were conducted in accordance with the standards of the Public Company
Accounting Oversight Board (United States), if true. You may also refer to Interpretation 14 to AU 508 which provides further clarification and an example on reporting on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with International
Standards on Auditing.

19. Please revise the audit reports issued by Saeed Kamran Patel & Co. on the financial statements of Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. to clearly express an opinion, if true, that the financial statements are presented in accordance with U.S. GAAP. It is not appropriate to state that the financial statements are in accordance with approved accounting standards as applicable in Pakistan "which are comparable in all respects with U.S. Generally Accepted Accounting Principles" given that there are differences between approved accounting standards as applicable in Pakistan and U.S. GAAP.

Prior Comment No. 16

20. We note that the reports of Saeed Kamran Patel & Co. express "true and fair" opinions on the audits of Netsol (Pvt.) Ltd, Netsol
Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. We require foreign audit firms to issue "present fairly" opinion paragraphs that comply with PCAOB Standards wording requirements for all audit reports issued on or after September 30, 2002 included within filings with the Commission. Please refer to the minutes from the May 23, 2002 AICPA International Practices Task Force meeting available at the following website: http://www.aicpa.org/belt/sec-hl.htm. Please revise all applicable audit reports to express "present fairly" opinions.

Furthermore, paragraph 65 of AU 508 states that an auditor should update the report on the individual financial statements of the one or more prior periods presented on a comparative basis with those of the current period. Ordinarily, the auditor`s report on comparative financial statements should be dated as of the date of completion of fieldwork for the most recent audit. Therefore, please request that
Saeed Kamran Patel & Co. revise the audit reports for Netsol
(Pvt.)
Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. to combine the audit reports for the two audit periods, June 30,
2004 and 2003, into one report following the guidance in AU 508.

Prior Comment No. 17

21. The audit firm Saeed Kamran Patel & Co. is not recognized by the staff of the Commission. Foreign auditors that wish to practice before the Commission are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards and the financial reporting rules and requirements of the Commission prior to inclusion of their audit reports in filings with the Commission. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in filings with the Commission. Please note that registration with the
PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying U.S. GAAP, PCAOB Standards and the financial reporting rules and independence requirements of the Commission. In light of the significance of the work performed by Saeed Kamran Patel & Co. to the Netsol Technologies, Inc. consolidated financial statements, we will be unable to complete our review and accept the reports of Saeed Kamran Patel & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Saeed Kamran
Patel & Co. should inquire with the Office of the Chief Accountant (202-942-4400) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Saeed Kamran Patel & Co.`s plans to complete this process.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, p. F-15

Prior Comment No. 19

22. You indicate in your response that most of the receivables were current and most of the accounts were subsequently collected. Explain why these factors were sufficient in determining that an $80,000 allowance was an adequate reserve for uncollectible accounts considering the increasing revenue, higher receivables and history of bad debts. Also, tell us the amount of receivables that were not current and were not subsequently collected as of year end and each of the subsequent interim periods. Supplementally provide us with an aging summary of accounts receivable as of year end and each of the subsequent interim periods indicating the payment status as of June
30, 2004, September 30, 2004, December 31, 2004, and March 31,
2005.

23. Tell us how you determine the payment terms you offer by each class of customer or contract type and describe what you believe your normal and customary payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice.

Intangible Assets, p. F-16

Prior Comment No. 20

24. We note that you have included amortization of capitalized software development costs as part of total operating expenses. Explain to us why you believe classification in operating expense is appropriate rather than classification in cost of revenue. Tell us how you have considered the guidance in Question 17 of the FASB Staff
Implementation Guides to SFAS 86.

Revenue Recognition, pp. F-17 to F-18

Prior Comment No. 21

25. You indicate that revenues in excess of billings represent amounts already recognized in revenue that are relieved to accounts receivable based on a percentage of completion with each customer billing. Tell us whether the revenue associated with these amounts relate to license contracts recognized under SOP 97-2 or SOP 81-1. Further explain, by reference to the applicable U.S. GAAP literature, why upfront recognition of the license fee is appropriate when the related payment is contingent on the completion of certain pre-agreed phases of implementation.

Prior Comment No. 24

26. You seem to indicate that you consider contracts for licenses, related services and professional services as separate arrangements.
According to TPA 5100.39, even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with SOP 97-2. Accordingly, as previously requested, please clarify whether or not you ever customize software for your customers and then service and/or perform the processing for them using the customized software.
If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). In your response, indicate whether payment for any deliverables is contingent on performance of another deliverable.

Note 6 - Intangible Assets, p. F-23

Prior Comment No. 26

27. You indicate that the goodwill impairment in 2003 and 2004 resulted from the decline of certain subsidiaries. Supplementally provide us with your goodwill impairment analysis under SFAS 142. Ensure that your analysis includes an explanation of the significant assumptions used in the calculation. Explain what you mean that certain subsidiaries declined and provide us with the facts and circumstances that contributed to this decline.

Note 8 - Debts

Notes Payable, pp. F-24 to F-25

Prior Comment No. 27

28. Your response provides information that you should consider clarifying in your notes payable footnote. For example, you imply in your response that you had an option to elect to settle the debt in stock rather than in cash, while your footnote disclosure indicates that the notes are only convertible into common stock if you default on the loan. In addition, you indicate in your response that the detachable warrants for all of the loans have been cancelled, while you do not appear to have disclosed this information. Explain what you considered in determining to exclude this information from your footnote.

Note 11 - Convertible Debenture, p. F-30

29. In response to prior comment no. 27, you provided information regarding the beneficial conversion feature on certain convertible loans issued in fiscal year 2004. As previously requested, also help us understand how you determined the beneficial conversion feature of the debenture issued in March 2004. In this regard, provide us with a schedule that includes the following: (a) date issued; (b) commitment date; (c) conversion terms; (d) effective conversion price; (e) market price; and (f) basis for determining the amount by which the conversion feature is beneficial (i.e., has intrinsic value) to the holder. Refer to EITF 98-5 and EITF 00-27. We also note per your disclosure under Item 5(b) of your Form 10-K that each debenture holder is entitled to warrants at the time of conversion.
Explain how the detachable warrants issuable upon conversion were considered in your accounting for the convertible debentures.
Tell
us if the warrants are considered in your calculation of any beneficial conversion feature and whether you considered the accounting described in SFAS 84. In addition, consider including a complete disclosure in the notes to the financial statements of the conversion terms of the debentures.

Note 8 - Stockholders` Equity

Stock Subscription Receivable, p. F-28

Prior Comment No. 28

30. Please reconcile your statement in your response that "[i]t has always been intended that such options be exercised against money due to such officers and not as a loan of funds to such officers" with your disclosure which appears to suggest that funds were "loaned" to the officers upon option exercises without any concurrent offset by deferred salary or bonus for such officers. Your response seems to suggest that existing deferred salary and bonuses are envisioned which the officers agree to offset against subsequent option exercises. Please explain.

Exhibits 31.1 and 31.2

Prior Comment No. 30

31. Please note that Release No. 33-8392 extended compliance only
(i)
for the portion of the introductory language in paragraph 4 of the certification required by Rule 13a-14(a) of the Exchange Act that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company and (ii) paragraph 4(b) of the certification. As a result, paragraphs 4(d) and (5) of the certification set forth in Item 601(b)(31) of Regulation S-B are required to be certified. Revise your filings to include the proper certifications.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than May 11, 2005. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 824-5675, or
Melissa
Walsh at (202) 942-1822, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 for assistance on other matters. If you need further assistance, you may contact me at (202) 942-1800. Please note that effective May 2, 2005, the telephone numbers for Jason Niethamer, Melissa Walsh, Daniel Lee and me will change to (202) 551-
3855, (202) 551- 3224, (202) 551-3477 and (202) 551-3730,
respectively.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197